March 13, 2009

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  Suying Li

Re:	US Uranium Inc.
Form 10-KSB for Fiscal Year Ended January 31, 2008 Filed May 15, 2008 Form 10-Q for Fiscal Quarter Ended October 31, 2008 Filed December 15, 2008 File No. 333-13459

Dear Ms. Li:

On behalf of our client, US Uranium Inc., a Nevada corporation (the “Company”), and with respect to the letter from Chris White, Branch Chief, Division of Corporation Finance of the Securities and Exchange Commission, to Mr. James D. Davidson, Chief Executive Officer of the Company, dated January 28, 2009 (the “Letter”), please be advised that we now expect to submit to you and Mr. White a full response to your comments in the Letter by Tuesday, March 17, 2009.

If you have any questions or comments, please contact the undersigned at 212-400-6900.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:           James Davidson, Chief Executive Officer
US Uranium Inc.